SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 7, 2006 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated August 7, 2006, the Company reported that, in accordance with the Noteholder’s meeting dated July 5, 2006, the amendments to the Series 03 Secured Notes due 2009, issued under the Fourth Supplemental Indenture dated November 21, 2002 were approved by the subscription of the Creditor’s Consent Certificate by the majority of the Creditors of the Company (as defined in the Intercreditors Agreement dated November 21, 2002) and the subscription of the Third Amendment to the Fourth Supplemental Indenture by the Bank of New York as Trustee. The abovementioned amendments will grant greater freedom to the Company’s performance in relation to the following covenants: 1) Permitted Liens, 2) Asset Sales, and 3) Maximum Consolidated Indebtedness. These amendments became effective as from July 17, 2006, as convened in the aforementioned agreements.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: August 7, 2006